Aprea Therapeutics, Inc.

3805 Old Easton Road

Doylestown, PA 18902

January 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

RE:	Aprea Therapeutics, Inc.
Registration Statement on Form S-3
Filed January 26, 2024
File No. 333-276702
Acceleration Request

Dear Mr. Edwards:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Aprea Therapeutics, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, February 2, 2024, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Fahd Riaz of DLA Piper LLP (US), counsel to the Company, at (215) 656-3316, with any comments or questions regarding the Registration Statement.

Very truly yours,

Aprea Therapeutics, Inc.

/s/ Oren Gilad
Oren Gilad, Ph.D.
Chief Executive Officer

cc:	Patrick O’Malley, Esq., DLA Piper LLP (US)

Dylan Caplan, Esq., DLA Piper LLP (US)